Exhibit 4.16

CELLECTIS

FREE SHARE 2015 PLAN

Approved by the Board of Directors on May 18, 2015

TABLE OF CONTENTS

1.	IMPLEMENTATION OF THE FREE SHARE PLAN	1

2.	DEFINITIONS	1

3.	PURPOSE	2

4.	BENEFICIARIES	2

5.	NOTICE OF THE ALLOCATION OF THE SHARES	3

6.	ACQUISITION PERIOD	3

	6.1. Principle	3

	6.2 Internal mobility	4

	6.3 Disability	4

	6.4 Decease	4

	6.5 Retirement	4

7.	HOLDING PERIOD	4

	7.1 Principle	4

	7.2 Specific situations	5

8.	CHARACTERISTICS OF THE SHARES	5

9.	DELIVERY AND HOLDING OF THE SHARES	5

10.	INTERMEDIARY OPERATIONS	6

11.	ADJUSTMENT	6

12.	AMENDMENT TO THE 2015 PLAN	6

	12.1 Principle	6

	12.2 Notice of the amendments	7

13.	TAX AND SOCIAL RULES	7

14.	MISCELLANEOUS	7

	14.1 Rights in relation to the capacity of employee	7

	14.2 Applicable law - Jurisdiction	7

	14.3 Provisions Applicable to Beneficiaries Located outside of France	7

1.	IMPLEMENTATION OF THE FREE SHARE PLAN

Pursuant to decisions dated February 16, 2015, the shareholders’ general meeting of Cellectis, a French société anonyme whose registered office is located at 8 rue de la Croix Jarry, 75013 Paris and whose identification number is 428 859 052 R.C.S. Paris (hereafter referred to as the “Company”) authorized the Board of Directors to allocate free shares of the Company to the benefit of employees of the Company or to certain categories of such employees, and/or to the benefit of its corporate officers who meet the conditions set forth by Article L. 225-197-1 II of the French commercial code, as well as to the benefit of employees of companies or economic interest groups whose share capital or voting rights are held, directly or indirectly, for more than ten per cent (10%) by the Company at the date of allocation of said shares.

The Board of Directors decided on May 18, 2015, pursuant to the authorization of the shareholders’ general meeting dated February 16, 2015 and after approval of the Compensation Committee, to allocate a total of 450,400 free shares of the Company to the benefit of eligible employees and approved the present free share plan stating the conditions and criteria for the allocation of such shares (hereafter referred to as the “2015 Plan”).

2.	DEFINITIONS

Under the present 2015 Plan, the following terms and expressions starting with a capital letter shall have the following meaning and may be used indifferently in the singular or in the plural form:

“Acquisition Date”	refers to the date when the free Shares have been definitely acquired by the relevant Beneficiary;

“Acquisition Period”	refers to the two (2) year period starting on the Allocation Date and ending on the Acquisition Date, being specified that the Board of Directors may decide to extend this period so that its duration be equal to four (4) years for certain Beneficiaries who are not French tax resident, as stated in the corresponding Allocation Letter;

“Allocation”	refers to the decision of the Board of Directors dated May 18, 2015 to allocate free Shares to a given Beneficiary. This Allocation constitutes a right to be granted Shares at the end of the Acquisition Period subject to the compliance with the conditions and criteria set forth by the present 2015 Plan;

“Allocation Date”	refers to the date when the Board of Directors decided to allocate free Shares under the 2015 Plan, i.e. May 18, 2015;

“Allocation Letter”	refers to the letter which inform a given Beneficiary of the allocation of free Shares, as stated in Article 5 of the 2015 Plan;

“Beneficiaries”	refers to the person(s) for whose benefit the Board of Directors decided an Allocation of Shares as well as, as the case may be, his or her heirs;

“Bylaws”	refers to the bylaws of the Company in force at the date referred to;

“Disability”	refers to the disability of a Beneficiary corresponding to the second or third of the categories provided by Article L. 341-4 of the French social security code;

“Group”	refers to the Company and to all the companies and groups related to the Company in the meaning of Article L. 225-197-2 of the French commercial code;

“Holding Period”	refers to the two (2) year period starting on the Acquisition Date, being specified no Holding Period will be applicable to the Beneficiaries for whom the duration of the Acquisition Period is equal to four (4) years as from the Allocation Date, as stated in the corresponding Allocation Letter;

“Presence”	refers to the presence of the Beneficiary in his or her capacity of employee and/or corporate officer of the Company or of any of the companies of the Group;

“Shares”	refers to the shares issued or which will be issued by the Company in representation of its share capital;

“Trading Day”	refers to the working days when Euronext proceeds to the listing of shares on the Alternext market of Euronext in Paris other than days when the listings end prior to the usual closing hour.

3.	PURPOSE

The purpose of the 2015 Plan is to set forth the conditions and criteria for the allocation of free Shares under the 2015 Plan, pursuant to Articles L. 225-197-1 et seq. of the French commercial code and to the authorization granted by the shareholders’ general meeting of the Company dated February 16, 2015.

4.	BENEFICIARIES

Pursuant to the authorization of the shareholders’ general meeting dated February 16, 2015, the Board of Directors of the Company approved the list of Beneficiaries among its employees and the employees of companies in which it holds, directly or indirectly, at least ten per cent (10%) of the share capital and voting rights, together with the indication of the number of free Shares allocated to each of them.

5.	NOTICE OF THE ALLOCATION OF THE SHARES

The notice of the Allocation of Shares to the Beneficiaries shall be made pursuant to an Allocation Letter sent by the Board of Directors or by any other person selected by the Board of Directors, by registered mail with acknowledgement of receipt or delivered in person with acknowledgement of receipt, together with a copy of the present 2015 Plan, indicating the number of Shares allocated to the Beneficiary, the Acquisition Period and the Holding Period.

The Beneficiary shall acknowledge receipt of the Allocation Letter and of the 2015 Plan by sending signed copies of these documents within two (2) months from the date of receipt, the documents being deemed to be received on the first date of presentation, in the absence of which the Allocation shall be null and void for this Beneficiary.

The fact that a person may benefit from the 2015 Plan does not imply that he or she shall benefit from any other plan that may be implemented thereafter.

6.	ACQUISITION PERIOD

6.1.	Principle

The free Shares allocated under the 2015 Plan shall be definitively acquired by the Beneficiaries at the end of the Acquisition Period, provided that the following condition precedent is met:

•	continued Presence of the Beneficiary during the Acquisition Period, in the absence of which he or she will not be entitled to acquire Shares on the date when this condition is no longer met;

being specified that the Board of Directors shall be entitled to release a given Beneficiary from the condition set forth above for all or part of the Shares granted.

Further, should the Beneficiary be at the same time an employee and a corporate officer of the same company or of two companies of the Group, the loss of one of these capacities shall not result in the loss of the right to acquire the free Shares allocated under the 2015 Plan at the end of the Acquisition Period.

Pursuant to Article L. 225-197-3 of the French commercial code, the Beneficiaries hold a claim against the Company which is personal and may not be transferred until the end of the Acquisition Period.

During the Acquisition Period, the Beneficiaries will not own the free Shares and will not be shareholders of the Company. As a consequence, they will not hold any rights attached to the Shares.

6.2	Internal mobility

In the event of transfer or temporary assignment of the Beneficiary within a company of the Group, implying (i) the termination of the initial employment agreement and the entering into of a new employment agreement or of a position as corporate officer, and/or (ii) a resignation of the Beneficiary from his or her position as corporate officer and the acceptance of a new position of corporate officer or the entering into of a new employment agreement in one of such companies, the Beneficiary shall retain his or her right to be allocated free Shares at the end of the Acquisition Period.

6.3	Disability

In the event of Disability before the end of the Acquisition Period, the free Shares shall be definitively acquired by the Beneficiary on the date of Disability.

For participants subject to tax in the US, the date of such disability shall be the date such disability is incurred and in all cases such shares shall be delivered by March 15th of the year following the year in which such disability is incurred.

6.4	Decease

In the event of decease of the Beneficiary during the Acquisition Period, the free Shares shall be definitively acquired at the date of the request of allocation made by his or her beneficiaries in the framework of the inheritance.

The request for allocation of the Shares shall be made within six (6) months from the date of the decease in compliance with Article L. 225-197-3 of the French commercial code.

6.5	Retirement

In the event of the retirement of a given Beneficiary during the Acquisition Period, the Board of Directors of the Company may decide that the condition set forth in article 6.1 above shall be deemed to be met for all or part of the Shares granted upon the date of such retirement.

7.	HOLDING PERIOD

7.1	Principle

During the Holding Period, if any, the Beneficiaries concerned will be the owner of the free Shares allocated under the 2015 Plan and will be shareholders of the Company. As a consequence, they will benefit from all the rights attached to the capacity of shareholder of the Company.

However, the free Shares shall not be available during the Holding Period and the Beneficiaries may not transfer or pledge the Shares, by any means, or convert them into the bearer form.

At the end of the Holding Period, the Shares will be fully available, subject to the provisions of the following paragraph.

At the end of the Holding Period, if the Company’s shares are listed on a regulated market, the free Shares allocated under the 2015 Plan may not be transferred during the “black-out” periods set forth in Article L. 225-197-1 of the French commercial code, i.e., as currently provided:

•	within ten (10) Trading Days before and three (3) Trading Days after the date on which the consolidated accounts, or failing that, the annual accounts, are published;

•	during the period between the date on which the Company’s management bodies have knowledge of information which, were it to be published, could have a significant impact on the price of the Shares, and the date falling ten (10) Trading Days after the date on which the said information is published.

7.2	Specific situations

Notwithstanding the provisions of the second paragraph of Article 7.1 above, the free Shares allocated to the Beneficiaries referred to at Article 6.3 above or to the beneficiaries of the deceased Beneficiary referred to at Article 6.4 above may be freely transferred as from the date of their final allocation.

8.	CHARACTERISTICS OF THE SHARES

The Shares definitively allocated shall be, at the Company’s choice, new ordinary shares to be issued by the Company or existing Shares acquired by the Company.

As from the Acquisition Date, they shall be subject to all the provisions of the Bylaws.

They shall be assimilated to existing ordinary shares of the Company and shall benefit from the same rights as from the Acquisition Date.

9.	DELIVERY AND HOLDING OF THE SHARES

At the end of the Acquisition Period, the Company shall deliver to the Beneficiary the free Shares allocated under the 2015 Plan provided that the conditions and criteria for such allocation provided by Articles 5 and 6 above are met.

If the Acquisition Date is not a working day, the delivery of the Shares shall be completed the first working day following the end of the Acquisition Period.

The Shares that may be acquired under the 2015 Plan will be held, during the Holding Period (if any), under the nominative form (nominatif pur) in an individual account opened in the name of the relevant Beneficiary at Société Générale Securities Services with a mention that they cannot be transferred. At the end of the Holding Period (or the end of the Acquisition Period if there is no Holding Period), the Shares will have to remain under the nominative form (nominatif pur) at Société Générale Securities Services until the time they are transferred to make sure that the restrictions set forth in the last paragraph of Article 7.1 above are complied with. The conversion of the shares in another form (bearer form or nominatif administré) is not allowed under the rules of the 2015 Plan.

In the event that, as a consequence of the allocation of free Shares under the 2015 Plan, the Company or any of the companies of the Group shall be compelled to pay taxes, social costs or any other social security taxes or contributions on behalf of the Beneficiary, the Company retains the right to postpone or to forbid the delivery of the Shares on the Acquisition Date until the relevant Beneficiary has paid to the Company or to the relevant company of the Group the amount corresponding to these taxes, social costs, or social security taxes or contributions.

10.	INTERMEDIARY OPERATIONS

In the event of exchange without equalization payment (soulte) resulting from an operation of merger or spin-off completed in compliance with the applicable regulations during the Acquisition Period or the Holding Period, the companies taking part in the operation shall substitute to the Company and the provisions of the present 2015 Plan, and notably the durations of the Acquisition Period and of the Holding Period shall apply to the allocation rights and to the shares received in compliance with Article L. 225-197-1 III of the French commercial code.

The same shall apply in the event of a public offering operation, of a division or a grouping of shares completed in compliance with the application regulations during the Holding Period.

11.	ADJUSTMENT

Should the Company proceed, during the Acquisition Period, to an amortization, to a share capital reduction, to a change in the allocation of its profits, to an allocation of free shares to all the shareholders, to a capitalization of reserves, profits or issuance premiums, to an allocation of reserves or to an issuance of equity securities or giving right to the allocation of equity securities including a preferential subscription right reserved to the shareholders, the maximum number of Shares allocated under the 2015 Plan may be adjusted in order to take into account said operation by application, mutatis mutandis, of the terms of adjustment provided by the law for the beneficiaries of stock options.

Each Beneficiary shall be informed of the practical terms of the adjustment and of its consequences on the Allocation of Shares he or she benefited from, being specified that the free Shares allocated pursuant to this adjustment shall be governed by the present 2015 Plan.

12.	AMENDMENT TO THE 2015 PLAN

12.1	Principle

The present 2015 Plan may be amended by the Board of Directors upon authorization of the Supervisory Board of the Company, being specified that the amendments shall be subject to the written consent of the Beneficiaries if it results in a decrease in the rights of said Beneficiaries.

The new provisions shall apply to the Beneficiaries of the Shares during the Acquisition Period on the date of the decision to amend the 2015 Plan taken by the Board of Directors, or the written consent of the Beneficiary, if required.

12.2	Notice of the amendments

The amendments to the 2015 Plan shall be notified to the relevant Beneficiaries, by all means, including by internal mail, by simple letter or with acknowledgement of receipt, by fax or by e-mail.

13.	TAX AND SOCIAL RULES

The Beneficiary shall bear all taxes and mandatory costs which he or she must bear pursuant to the applicable law in relation to the allocation of free Shares, on the due date of said taxes or costs.

Each Beneficiary shall verify and carry out, as the case may be, the declaratory obligations he or she must comply with in relation to the allocation of the free Shares.

14.	MISCELLANEOUS

14.1	Rights in relation to the capacity of employee

No provisions of the present 2015 Plan shall be construed as granting to the Beneficiary a right to have his or her employment agreement with the Company or any of the companies of the Group maintained, or limiting the right of the Company or any of the companies of the Group to terminate or amend the terms and conditions of the employment agreement of the Beneficiary.

14.2	Applicable law - Jurisdiction

The present 2015 Plan is subject to French law. Any dispute relating to its validity, its construction or its performance shall be decided by the competent courts of the French Republic.

14.3	Provisions Applicable to Beneficiaries Located outside of France

The attached Appendix applies to Beneficiaries located outside of France.

Reserved to the Beneficiary:

Mr/Ms                              declares having read all the provisions of the 2015 Plan and Appendix, as applicable, and expressly acknowledges that these provisions apply to him/her.

Made in

On

Signature:                                      and initial on each page

APPENDIX

TERMS AND CONDITIONS

This Appendix contains additional terms and conditions that will apply to the Beneficiary if he or she resides outside of France. Capitalized terms used but not defined herein shall have the same meanings assigned to them in the 2015 Plan.

NOTIFICATIONS

This Appendix also includes information regarding exchange control and certain other issues of which the Beneficiary should be aware with respect to his or her participation in the 2015 Plan. The information is based on the securities, exchange control and other laws in effect in the respective countries as of May 2015. Such laws are often complex and change frequently. The Company therefore strongly recommends that the Beneficiary not rely on the information in this Appendix as the only source of information relating to the consequences of his or her participation in the 2015 Plan because such information may be outdated when the Beneficiary vests in the Shares and/or sells any Shares issued pursuant to the award.

GENERAL PROVISIONS

Taxes. Regardless of any action the Company or Beneficiaries’ Employer (the “Employer”) takes with respect to any or all income tax, social insurance, payroll tax, or other Tax-Related withholding (“Tax-Related Items”), Beneficiary acknowledges that the ultimate liability for all Tax-Related Items legally due by the Beneficiary is and remains Beneficiary’s responsibility and that the Company and/or the Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Share grant, including the grant, vesting of the Shares, the subsequent sale of Shares acquired pursuant to such vesting and the receipt of any dividends; and (2) do not commit to structure the terms of the grant or any aspect of the Shares to reduce or eliminate Beneficiary’s liability for Tax-Related Items.

Prior to vesting of the Shares, Beneficiary will pay or make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all withholding obligations of the Company and/or the Employer, if any. In this regard, Beneficiary authorizes the Company and/or the Employer to withhold all applicable Tax-Related Items legally payable by Beneficiary from Beneficiary’s compensation paid to Beneficiary by the Company and/or Employer or from proceeds of the sale of Shares. Alternatively, or in addition, if permissible under local law, the Company may (1) sell or arrange for the sale of Shares that Beneficiary acquires to meet the withholding obligation for Tax-Related Items and/or (2) withhold in Shares, provided that the Company only withholds the amount of Shares necessary to satisfy the minimum withholding amount. Finally, Beneficiary will pay to the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold as a result of Beneficiary’s participation in the 2015 Plan or Beneficiary’s acquisition of Shares that cannot be satisfied by the means previously described. The Company may refuse to honor the vesting and refuse to deliver the Shares if Beneficiary fails to comply with Beneficiary’s obligations in connection with the Tax-Related Items as described in this section.

Nature of Grant. In accepting the grant, Beneficiary acknowledges that:

(a) the 2015 Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time, unless otherwise provided in the 2015 Plan;

(b) the grant of the Shares is voluntary and occasional and does not create any contractual or other right to receive future grants of Shares, or benefits in lieu of Shares, even if Shares have been granted repeatedly in the past;

(c) all decisions with respect to future grants, if any, will be at the sole discretion of the Company;

(d) Beneficiary’s participation in the 2015 Plan shall not create a right to further employment with the Employer and shall not interfere with the ability of the Employer to terminate Beneficiary’s employment relationship at any time with or without cause unless otherwise required under local law;

(e) Beneficiary is voluntarily participating in the 2015 Plan;

(f) the Shares are an extraordinary item that do not constitute compensation of any kind for services of any kind rendered to the Company or the Employer, and which is outside the scope of Beneficiary’s employment contract, if any;

(g) the Shares are not part of normal or expected compensation or salary for any purpose, including, but not limited to, calculating any severance, resignation, termination, redundancy, end of service payments, bonuses, long service awards, pension or retirement benefits or similar payments and in no event should be considered as compensation for, or relating in any way to, past services for the Company or the Employer;

(h) in the event that Beneficiary is not an employee of the Company, the grant will not be interpreted to form an employment contract or relationship with the Company; and furthermore, the grant will not be interpreted to form an employment contract with the Employer or any subsidiary or affiliate of the Company;

(i) the future value of the underlying Shares is unknown and cannot be predicted with certainty;

(j) if Beneficiary obtains Shares, the value of those Shares may increase or decrease;

(l) in consideration of the grant, no claim or entitlement to compensation or damages shall arise from termination of the award of Shares or diminution in value of the award resulting from termination of Beneficiary’s employment with the Company or the Employer (for any reason whatsoever) and Beneficiary irrevocably releases the Company and the Employer from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, then, by signing the 2015 Plan, Beneficiary shall be deemed irrevocably to have waived Beneficiary’s entitlement to pursue such claim; and

(m) unless otherwise decided by the Board of Directors, in the event of termination of Beneficiary’s employment during the acquisition period, Beneficiary’s right to vest in the Shares under the 2015 Plan, if any, will terminate effective as of the date that Beneficiary is no longer actively employed and will not be extended by any notice period mandated under the local law (e.g., active employment would not include a period of “garden leave” or similar period pursuant to local law).

Data Privacy. Beneficiary hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of Beneficiary’s personal data as described in this document by and among, as applicable, the Employer, the Company and its subsidiaries and affiliates for the exclusive purpose of implementing, administering and managing Beneficiary’s participation in the 2015 Plan.

Beneficiary understands that the Company and the Employer may hold certain personal information about Beneficiary, including, but not limited to, Beneficiary’s name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any Shares or directorships held in the Company, details of all awards or any other entitlement to Shares awarded, canceled, exercised, vested, unvested or outstanding in Beneficiary’s favor, for the exclusive purpose of implementing, administering and managing the 2015 Plan (“Data”).

Beneficiary understands that the recipients of the Data may be located in France or elsewhere (including outside the European Union), and that the recipients’ country may have different data privacy laws and protections than Beneficiary’s country. Beneficiary understands that Beneficiary may request a list with the names and addresses of any potential recipients of the Data by contacting Beneficiary’s local human resources representative. Beneficiary authorizes the Company and any other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the 2015 Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing Beneficiary’s participation in the 2015 Plan. Beneficiary understands that Data will be held only as long as is necessary to implement, administer and manage Beneficiary’s participation in the 2015 Plan. Beneficiary understands that Beneficiary may, at any time, view the Data, request additional information about the storage processing of the Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing Beneficiary’s local human resources representative. Beneficiary understands, however, that refusing or withdrawing Beneficiary’s consent may affect Beneficiary’s ability to participate in the 2015 Plan. For more information on the consequences of Beneficiary’s refusal to consent or withdrawal of consent, Beneficiary understands that Beneficiary may contact Beneficiary’s local human resources representative.

Language. If Beneficiary has received this document or any other document related to the 2015 Plan translated into a language other than French and if the translated version is different than the French version, the French version will control.

Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to the 2015 Plan or future awards that may be granted under the 2015 Plan by electronic means or to request Beneficiary’s consent to participate in the 2015 Plan by electronic means. Beneficiary hereby consents to receive such documents by electronic delivery and, if requested, to agree to participate in the 2015 Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

Severability. The provisions of this 2015 Plan are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

Country-Specific Provisions

United States

Beneficiary acknowledges that both this award and any Shares are securities, the issuance by the Company of which requires compliance with federal and state securities laws.

Beneficiary acknowledges that these securities are made available to Beneficiary only on the condition that Beneficiary makes the representations contained in this section to the Company.

Beneficiary has made a reasonable investigation of the affairs of the Company sufficient to be well informed as to the rights and the value of these securities.

The 2015 Plan has been drafted with the intent that each payment thereunder is exempt from Internal Revenue Code Section 409A and should be interpreted accordingly. In all cases, the shares will be delivered on or before March 15th of the year following the year in which a substantial risk of forfeiture no longer exists.

The Company makes no representation as to the tax status of the 2015 Plan to the Beneficiary’s who should seek their own tax advice.

Term Changes/Addendum to the 2015 Plan

Section 6.6 (Retirement) of the 2015 Plan does not apply to beneficiaries subject to tax in the United States.